EXHIBIT 12.1
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
AMERICAN EXPRESS CREDIT CORPORATION

	Years Ended December 31,

(Dollars in Millions)	2010	2009	2008	2007	2006

Earnings:
Net income	$348	$362	$864	$725	$622
Income tax provision	(24)	8	132	60	95
Interest expense	598	629	1,618	2,046	1,614

Total earnings (a)	$922	$999	$2,614	$2,831	$2,331

Fixed charges – interest expense (b)	$598	$629	$1,618	$2,046	$1,614

Ratio of earnings to fixed charges (a/b)	1.54	1.59	1.62	1.38	1.44

Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes as Credco’s policy is to classify such interest in the income tax provision in the Consolidated Statements of Income.

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